Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports second quarter 2017 results

  Net earnings of $811 million with net earnings attributable to common shareholders of $762 million, or $0.84 per common share; adjusted net earnings of $792 million generated adjusted EPS of $0.88
  Cash flows from operating activities of $2,154 million, up 14.0%, delivering 17.1% increase in free cash flow to $1,094 million
  7.0% higher service revenue drove 5.0% increase in adjusted EBITDA on year-over- year growth across all Bell segments with favourable financial contribution from Bell MTS
  106,000 broadband subscriber net additions in postpaid wireless, IPTV and Internet
  Excellent wireless results: 88,611 postpaid net additions, up 26.9%; 12.8% increase in service revenue on 4.6% higher blended ARPU; double-digit adjusted EBITDA growth of 10.2%
  Strong wireline service revenue growth of 5.3% delivering 2.6% higher adjusted EBITDA and industry-best margin of 41.8%
  40% of long-term broadband fibre program to be completed by end of 2017 with direct fibre connections now increasing to more than 3.7 million locations in 7 provinces, including most homes and businesses in the City of Toronto
  Ongoing innovation in broadband television includes the launch of Alt TV, Bell’s new app-based live TV streaming service
  Positive Bell Media contribution to BCE consolidated Q2 results with 2.2% revenue growth driving 0.4% higher adjusted EBITDA

MONTRÉAL, August 3, 2017 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the second quarter (Q2) of 2017.

FINANCIAL HIGHLIGHTS
($ millions except per share amounts) (unaudited)	Q2 2017	Q2 2016	% change
BCE
Operating revenues	5,699	5,340	6.7%
Net earnings	811	830	(2.3%)
Net earnings attributable to common shareholders	762	778	(2.1%)
Adjusted net earnings(1)	792	824	(3.9%)
Adjusted EBITDA(2)	2,381	2,268	5.0%
EPS	0.84	0.89	(5.6%)
Adjusted EPS(1)	0.88	0.94	(6.4%)
Cash flows from operating activities	2,154	1,890	14.0%
Free cash flow(3)	1,094	934	17.1%

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“Bell’s strategy to lead Canadian investment and innovation in broadband networks and services continues to drive solid customer additions and financial performance across every communications business segment. We achieved exceptional growth in wireless as more Canadians take advantage of the best smartphones on the fastest national wireless network, our rapidly expanding all-fibre network delivered further gains in Fibe Internet and TV additions, and Bell Media continues to set the pace in Canadian multimedia as home of the best in entertainment, news, sports and music programming,” said George Cope, President and CEO of BCE Inc. and Bell Canada. “We’re keeping the momentum going with continued leadership in mobile LTE network speed and capability, ongoing television advancements including the groundbreaking Alt TV, and a growing leadership position in the Internet of Things and business data centre services.”

“In Q2, the Bell team’s focus on leading the way in breakthrough network and service innovations delivered strong growth in service revenue, positive adjusted EBITDA across our wireless, wireline and media segments, and a 17% increase in the free cash flow that fuels our unparalleled investments in broadband infrastructure, product development and new media. We were proud to welcome MTS to the national Bell team and very pleased with the strong contribution of Manitoba’s #1 communications provider to our results as the new Bell MTS quickly integrated operations in Q2 and began the rollout of our billion-dollar broadband investment plan for the province.”

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure. This broadband leadership strategy has delivered world-class fibre and wireless LTE networks; continued strong performance across wireless, TV, Internet and media growth services; 47 consecutive quarters of uninterrupted year-over-year adjusted EBITDA growth; and 13 increases to the BCE common share dividend since the end of 2008 – a total increase of 97%.

CORPORATE DEVELOPMENTS

For full details of BCE’s corporate developments in the quarter, please refer to the BCE Q2 2017 Shareholder Report at BCE.ca.

Bell Mobility first in North America to offer Quad Band LTE-A network speeds

On April 20, Bell Mobility announced its network was the first in North America capable of delivering Quad Band LTE Advanced (LTE-A) service, offering customers the fastest mobile data speeds available. Combined with enhanced 256 QAM (quadrature amplitude modulation) technology, Bell Quad Band delivers mobile data speeds of up to 750 Mbps, with expected average speeds of 25 to 220 Mbps in select areas. Bell’s Quad Band service has now expanded to 47 markets in 8 provinces, with Corner Brook, Glace Bay, Kingston Village, Bedford, St. Catharines, Hamilton, Oakville, Waterloo and Sudbury recently joining the 38 Quad Band centres announced in July. The Samsung Galaxy S8 and S8+ are the first devices able to take advantage of these network speeds with more Quad Band capable smartphones coming soon.

Wireless network innovation in the quarter also included a unique partnership between Bell Mobility and Bell Media’s Astral Out of Home (AOOH) to further enhance LTE network capacity in high-traffic Greater Toronto Area locations with the addition of mini wireless sites, known as microcells, on Astral advertising signage in 10 GTA locations. In its deployment of Bell Quad Band network capability at Toronto’s BMO Field, home of the Toronto Argonauts and Toronto FC, Bell Mobility also became the first Canadian wireless provider to employ aerial drones to optimize network speed and capacity in large venues.

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Virgin Mobile Canada ranked #1 in customer care

Virgin Mobile Canada was ranked highest in overall customer care satisfaction in the J.D. Power 2017 Canadian Wireless Customer Care Study, announced in May. More than 5,500 Canadian wireless customers responded to the online survey, with Virgin coming out on top in the comparison of 9 Canadian wireless brands. Virgin scored 801 points on the 1,000-point J.D. Power scale, with standout performance in the store, call centre and online service categories.

Alt TV from Bell, an all-new way to watch live TV

On May 15, Bell launched Alt TV, a new way to watch live and on-demand television that does not require a traditional TV set-top box. Like Bell’s Fibe TV service, Alt TV operates as a licensed broadcast distribution service on the privately managed Bell Fibe broadband network for in-home viewing, and on mobile or Wi-Fi networks outside the home. With a select Fibe Internet package and the powerful Fibe TV app, Alt TV customers in Ontario and Québec can access up to 500 live and on-demand channels on laptops, smartphones, tablets and Apple TV 4th Generation. In another Bell television advancement, Fibe TV customers in Ontario and Québec can now watch their Personal Video Recorder (PVR) recordings on smartphones, tablets and laptops with the Fibe TV app.

In June, the Fiber Broadband Association named Bell the 2017 winner of its Star Award alongside Verizon and Google Fiber for “going above and beyond” in taking fibre connections directly to Canadian homes and businesses. Already the largest in Canada, Bell’s fibre to the home (FTTH) network is expected to reach more than 3.7 million residential and business locations by the end of 2017.

Internet of Things leadership

Bell continues to make significant strides in the burgeoning Internet of Things (IoT) sector. In June, Bell and Hyundai AutoEver Telematics America (HATA), a subsidiary of Hyundai Motor Group, announced a range of connected telematics services for select 2018 Hyundai and Kia vehicles including security, safety, diagnostics and infotainment options.

Bell also announced in June plans to deploy LTE-M network capability enabling IoT devices on wide-area networks. LTE-M improves the operating efficiency of IoT devices with very low power consumption and offers enhanced coverage in underground and other hard to reach locations. Bell successfully demonstrated its first LTE-M application with Canadian development partner BeWhere Inc., an asset tracking and monitoring application that provides paramedics and other EMS personnel with real-time location of emergency equipment. LTE-M will support a broad range of large-scale IoT solutions, including smart city services, smart metering, asset tracking, supply chain management, security and alarm monitoring, transportation and logistics, and personal wearables for healthcare, accessibility and other applications.

In May, Bell MTS contributed $500,000 to the University of Manitoba to launch the Bell MTS Innovations in Agriculture program, providing students with opportunities to develop new IoT technologies for application in agriculture and food science.

CTV is Canada’s most-watched network for 16th year in a row

CTV ended the 2016/2017 television season as the most-watched Canadian TV network in primetime for the 16th year in a row, according to Numeris. In June at the CTV Upfront event, Bell Media presented the network’s 2017/2018 schedule featuring 17 new primetime series and 11 returning top 20 series. Other highlights include a major expansion of local news programming with weekday newscasts at 5 pm across CTV local stations nationwide; expanded exclusive National Football League television rights, including the addition of Thursday night

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games, together with associated digital rights for all Bell Media NFL broadcasts, and television’s biggest slate of live event programming, including Super Bowl LII, the 2018 FIFA World Cup, the 90th Academy Awards, the 75th Golden Globe Awards, the 69th Primetime Emmy Awards, the 2017 American Music Awards, the 2018 Billboard Music Awards and the 2018 iHeartRadio Much Music Video Awards.

Bell Media also announced a strategic partnership in June with Wow Unlimited Media to produce original children and youth programming for use across Bell Media platforms including CraveTV and Bell Media’s new SnackableTV, a free mobile app featuring short clips from pay and specialty channels and popular Bell Media programs.

Bell Let’s Talk expands in Manitoba

Bell Let's Talk and Unifor announced in May a donation totalling $200,000 to Ma Mawi Wi Chi Itata Centre and the Canadian Mental Health Association to launch Strengthening Wellness Education to Love Life (SWELL). Delivering culturally relevant mental health programs to Indigenous youth and their families throughout Manitoba, SWELL will also engage youth in an annual Indigenous Youth Summit to increase their voice in mental health services.

BCE RESULTS

“Continued focus on our strategic imperatives in Q2, together with the contribution of Bell MTS, delivered strong financial performance this quarter, supporting significant ongoing capital investment in broadband fibre and advanced wireless network infrastructure to drive greater future subscriber growth,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell. “Consistent and disciplined execution across all Bell operating segments has delivered strong wireless profitability, positive wireline adjusted EBITDA growth and a solid media financial profile through the first half of the year, keeping us right on track to meet our 2017 guidance targets.” BCE operating revenue was up 6.7% in Q2 to $5,699 million. This was driven mainly by 7.0% growth in service revenue, reflecting increases at both Bell Wireless and Bell Wireline, which included contributions from our acquisition of Manitoba Telecom Services Inc. (MTS) completed on March 17, as well as higher year-over-year revenue at Bell Media. Product revenue grew 3.4% to $364 million, the result of increased sales of premium mobile devices and a greater number of wireless customer transactions.

Net earnings decreased 2.3% to $811 million in Q2 while net earnings attributable to common shareholders totalled $762 million, or $0.84 per share, down 2.1% and 5.6% respectively, due to increased net depreciation and amortization expense, higher interest expense and lower other income. The increase in BCE’s average number of common shares outstanding, due to the shares issued for the equity component of the MTS acquisition, further contributed to earnings per share dilution this quarter. Excluding severance, acquisition and other costs, net losses or gains on investments, impairment charges and early debt redemption costs, adjusted net earnings decreased 3.9% in Q2 to $792 million, or $0.88 per common share.

BCE’s adjusted EBITDA grew 5.0% to $2,381 million in Q2, driven by increases of 10.2% at Bell Wireless and 2.6% at Bell Wireline, which reflected Bell MTS’s financial contribution in the quarter. Bell Media adjusted EBITDA remained essentially stable, year over year, increasing 0.4% to $224 million.

BCE’s consolidated adjusted EBITDA margin(2) decreased to 41.8% in Q2 from 42.5% last year as the flow-through of strong wireless service revenue growth was more than offset by higher wireless postpaid subscriber acquisition and retention spending, ongoing aggressive

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competitive service bundle promotions in residential wireline, increased media content costs, and the margin impact from the continuing decline in legacy voice services. Consolidated adjusted EBITDA and margin performance in Q2 also reflected the unfavourable year-over-year impact of CRTC decisions related to wholesale Internet tariffs and customer cancellation refunds, which, in aggregate, totalled approximately $25 million in the quarter.

BCE’s total consolidated capital expenditures increased to $1,042 million, up 9.7% from Q2 last year, representing a higher capital intensity(4) ratio (capital expenditures as a percentage of total revenue) of 18.3% compared to 17.8% in Q2 2016. The increase was due mainly to continued investment in deploying broadband fibre directly to more homes and businesses, including the build-out of Gigabit Fibe infrastructure in Toronto and other urban locations; expansion of Bell’s industry-leading LTE-A network; increased wireless network speeds through carrier aggregation; deployment of small-cell technology to optimize mobile coverage, signal quality and data capacity; and enhanced wireless and Internet network capacity to support subscriber growth and rapid growth in video and other data usage. Higher capital expenditures in the quarter also reflect investment in Manitoba to improve network coverage, capacity and speeds, and the integration of MTS accounting and billing systems with Bell’s.

BCE cash flows from operating activities were $2,154 million, up 14.0% from $1,890 million in Q2 2016, the result of higher adjusted EBITDA and a positive change in working capital. BCE free cash flow generated this quarter was $1,094 million, 17.1% higher than Q2 of last year, driven by increased cash flows from operating activities excluding acquisition and other costs paid, partly offset by higher capital expenditures.

In Q2, BCE reported 88,611 net new wireless postpaid customers, a net loss of 21,695 wireless prepaid subscribers; 16,427 net new Fibe TV customers, and a net loss of 29,764 satellite TV customers; and 1,407 net new high-speed Internet customers. NAS line net losses totalled 94,959. At the end of Q2, total BCE customer connections across all services totalled 21,923,299, up 4.8% from the year before. The total includes 8,901,291 wireless customers, up 7.5% over last year (including 8,126,264 postpaid customers, an increase of 8.8%); total high-speed Internet subscribers of 3,718,677, up 8.8%; total TV subscribers of 2,824,016, up 2.7% (including 1,481,434 Fibe TV customers, an increase of 17.0%); and total NAS lines of 6,479,315, an increase of 0.04%.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Bell Wireless delivered another excellent quarter of financial performance, highlighted by revenue growth of 12.9% to $1,959 million, up from $1,735 million in Q2 2016. Service revenue increased 12.8% to $1,828 million, the result of strong postpaid subscriber base growth, higher blended average revenue per user (ARPU)(4) and a full quarter of contribution from Bell MTS. Product revenue was up 13.9% to $131 million, as a result of higher sales of premium mobile devices and more customer transactions.

Wireless adjusted EBITDA in Q2 grew 10.2% to $851 million, on strong double-digit service revenue growth from an increased mix of higher-value postpaid subscribers in our overall customer base and price discipline. Service revenue margin decreased to 46.6% from 47.7% in Q2 2016, due to a $75 million year-over-year increase in total combined retention spending and subscriber acquisition costs which, together with the incremental expense contribution of Bell MTS, drove operating cost growth of 15.1% in the quarter.

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  Postpaid net additions grew 26.9% to 88,611 in Q2. This was driven by 7.1% higher gross additions of 339,392, reflecting increased overall market activity, Bell’s mobile network leadership and strong execution of targeted sales promotions across all retail channels, as well as by lower customer churn(4).
  Postpaid customer churn decreased 0.07 percentage points in Q2 to 1.08%, reflecting our focus on continued investments in network speed and quality, customer retention and service improvement.
  Bell Wireless postpaid customers totalled 8,126,264 at June 30, 2017, an 8.8% increase over Q2 last year. Total wireless customers grew 7.5% to 8,901,291, which included a reduction of 104,833 postpaid customers in this quarter to reflect the divestiture of subscribers to Telus as part of BCE’s MTS acquisition.
  Blended ARPU increased 4.6% to $67.28, driven by an increased postpaid subscriber mix, LTE data usage growth, a larger proportion of subscribers on higher-rate plans with larger data thresholds in the overall revenue mix, and the flow-through of pricing changes from 2016.
  Bell’s mobile LTE network provided coverage to almost 98% of Canadians at the end of Q2, including 81% of the population covered by LTE-A. The percentage of postpaid subscribers on LTE reached 85% in Q2, up from 76% in Q2 2016.

Bell Wireline

Wireline operating revenue growth accelerated this quarter, increasing 4.8% over Q2 2016 to $3,121 million on a 5.3% increase in service revenue to $2,883 million driven by broadband Internet and IPTV subscriber base growth together with higher household ARPU, improved business service revenue performance supported by the acquisition of data centre operator Q9 Networks (Q9), and a full quarter of financial contribution from the MTS acquisition. This was moderated by approximately $22 million in unfavourable year-over-year regulatory-related financial impacts this quarter from downward revisions to wholesale Internet tariffs and refunds for cancelled services mandated by the CRTC, as well as a 0.8% decrease in product revenue to $238 million.

Wireline adjusted EBITDA increased 2.6% to $1,306 million in Q2, reflecting the flow-through of strong service revenue growth as operating costs increased 6.4% to $1,815 million, mainly reflecting the acquisitions of MTS and Q9, higher marketing expenses to support residential subscriber acquisition and retention, and higher customer service support costs. Wireline adjusted EBITDA margin decreased 0.9 percentage points in Q2 to 41.8%, due largely to CRTC-related regulatory impacts and higher year-over-year operating costs. Excluding regulatory impacts, wireline adjusted EBITDA was up 4.3% in the quarter.

  Bell TV added 16,427 net new Fibe TV subscribers in Q2, a decrease from 35,255 gained last year due to a higher number of Bell retail customers with expired pricing promotions combined with more aggressive cable service bundle offers, minimal new footprint expansion, increasing maturity of current Fibe TV markets, and accelerating over-the-top substitution. At the end of Q2, BCE served 1,481,434 IPTV subscribers, up 17.0% over Q2 2016. Satellite TV net customer losses improved 10.2% to 29,764 compared to last year.
  At the end of Q2, BCE had a total of 2,824,016 TV subscribers, up 2.7% compared to 2,750,596 at Q2 2016.

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  17,426 new net fibre-to-the-home (FTTH) Internet customers were added in Q2, driven by a rapidly-expanding broadband fibre footprint that grew to 3.4 million locations at the end of the quarter, up from 3.2 million at the end of Q1 2017. This was moderated by higher customer churn in areas where Bell FTTH service is not available and higher year-over-year student deactivations, resulting in total high-speed Internet net additions of 1,407 in the seasonally-low second quarter, down from 7,539 in Q2 2016.
  BCE’s high-speed Internet customer base totalled 3,718,677 at the end of Q2, up 8.8% compared to Q2 2016.
  Wireline data service revenue increased 6.7% to $1,798 million, driven by the favourable impact of Bell MTS, Internet and TV subscriber, usage and ARPU growth, and higher business service solutions revenue reflecting the incremental financial contribution of Q9.
  Wireline product revenue decreased 0.8% to $238 million, due to lower demand for telecommunications equipment by our large enterprise business and wholesale customers as a result of market softness and competitive pricing pressures.
  Residential NAS net losses improved 2.3% to 67,005 from 68,593 in Q2 2016, despite aggressive bundle promotions by cable competitors and ongoing wireless and Internet technology substitution, due to the strong pull-through of Fibe TV service bundle activations.
  Business NAS net losses increased to 27,954 from 20,232 in Q2 last year, due to a higher number of large business customer deactivations attributable to increased voice line conversions to IP-based services and higher demand for new installations in Q2 2016 as a result of a new contract win.
  NAS access lines at the end of Q2 totalled 6,479,315, up slightly from 6,476,683 last year. Local and access revenue increased 4.1% to $813 million due to the incremental financial contribution of Bell MTS and residential rate increases. Long distance revenue decreased 8.7% to $167 million as a result of NAS access line losses, technology substitution by wireless and Internet technology, and rate pressures from customer adoption of premium rate plans.

Bell Media

Media operating revenue totalled $796 million, up 2.2% from $779 million in Q2 2016, on higher advertising and subscriber revenues.

Advertising revenue increased, despite continued soft TV and radio advertising markets, as a result of growth in outdoor advertising at AOOH and higher year-over-year revenues from Bell Media’s English specialty entertainment channels and digital properties. Subscriber revenue increased modestly on higher revenues from CraveTV and TV Everywhere GO products.

Media adjusted EBITDA was up 0.4% to $224 million, from $223 million in Q2 2016, due to higher year-over-year revenue that more than offset a 2.9% increase in operating costs attributable to CraveTV programming expansion, HBO and SHOWTIME content growth, and increased costs at AOOH due to both acquisitions and new outdoor advertising contract wins over the past year.

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  CTV was the top ranked Canadian network for the 13th consecutive spring season among total viewers and in all key adult demographics in primetime, with 11 of the top 20 programs among total viewers.
  Bell Media English specialty and pay TV properties reached 80% of Canadian English- language specialty and pay TV viewers in the average week. Bell Media had at least half of the top 20 Entertainment programs among total viewers in Q2, and 5 of the top 10 English specialty and pay channels among viewers aged 25 to 54: TSN, Space, TMN, Discovery and CP24.
  Bell Media maintained its leadership position in the Québec market with audiences for specialty and pay TV reaching 72% of all French-language TV viewers in the average week in Q2. Five of the top 10 specialty and pay channels among key viewers aged 25 to 54 are Bell Media properties: RDS, Super Écran, Canal D, Canal Vie and Z.
  Bell Media reached a comprehensive new multi-year regional broadcast rights agreement with the Montreal Canadiens making TSN the official English-language regional broadcaster of the team beginning with the 2017/2018 season. The new agreement will see TSN air a slate of games in the Montreal Canadiens’ designated broadcast region, which spans Eastern and Northern Ontario, Québec, and Atlantic Canada. RDS continues to be the French-language home for regional Montreal Canadiens games.
  A multi-year rights agreement extension was concluded with the NFL that makes Bell Media the exclusive TV broadcast partner of the NFL in Canada. The partnership also features expanded digital opportunities which include syndication rights for NFL highlights in Canada, as well as expanded footage and programming rights to further bolster Bell Media’s non- game NFL-focused content. The expanded agreement also includes the NFL’s Thursday Night Football package, which will air on TSN and CTV Two for the first time and return to RDS, beginning with the 2017 season.
  iHeartRadio Canada, the country’s #1 radio streaming service, surpassed 1 million app downloads in June. Launched in October 2016, iHeartRadio Canada is consistently a Top 10 free music app in the Apple and Google Play app stores.
  Bell Media remained Canada’s top radio broadcaster in Q2, reaching over 17.4 million listeners who spent more than 77 million hours tuned in each week.
  Bell Media continued to lead in digital media among Canadian broadcast and video network competitors, reaching a record 68% of the digital audience in Q2 with 21 million unique monthly visitors, average monthly time of 1.3 billion minutes spent on the sites and 195 million videos viewed.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.7175 per common share, payable on October 15, 2017 to shareholders of record at the close of business on September 15, 2017.

OUTLOOK FOR 2017

BCE confirmed its financial guidance targets for 2017, as updated on April 26, 2017 to reflect the acquisition of MTS, as follows:

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	April 26 Guidance	August 3 Guidance
Revenue growth	4% – 6%	On track
Adjusted EBITDA growth	4% – 6%	On track
Capital intensity	approx. 17%	On track
Adjusted EPS	$3.30 – $3.40	On track
Free cash flow growth	approx. 5% – 10%	On track
Annualized common dividend per share	$2.87	$2.87
Dividend payout policy(3)	65% – 75% of free cash flow	On track

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q2 2017 results on Thursday, August 3 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-866-223-7781 or 416-340-2216. A replay will be available for one week by dialing 1-800-408-3053 or 905-694-9451 and entering pass code 3318870#.

A live audio webcast of the conference call will be available on BCE’s website at: BCE Q2-2017 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

In Q1 2017, we updated our definition of adjusted net earnings and adjusted EPS to also exclude impairment charges as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.

(1)	The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

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($ millions except per share amounts)
	Q2 2017		Q2 2016
		PER		PER
	TOTAL	SHARE	TOTAL	SHARE
Net earnings attributable to common shareholders	762	0.84	778	0.89
Severance, acquisition and other costs	27	0.04	44	0.05
Net losses (gains) on investments	-	-	2	-
Early debt redemption costs	3	-	-	-
Adjusted net earnings	792	0.88	824	0.94

(2)	The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented Information, in BCE’s Q2 2017 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

($ millions)
	Q2 2017	Q2 2016
Net earnings	811	830
Severance, acquisition and other costs	36	57
Depreciation	769	713
Amortization	211	156
Finance costs
Interest expense	238	217
Interest on post-employment benefit obligations	18	21
Other income	(1)	(41)
Income taxes	297	315
Adjusted EBITDA	2,381	2,268
BCE operating revenues	5,699	5,340
Adjusted EBITDA margin	41.8%	42.5%

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(3)	The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q2 2017	Q2 2016
Cash flows from operating activities	2,154	1,890
Capital expenditures	(1,042)	(950)
Cash dividends paid on preferred shares	(30)	(35)
Cash dividends paid by subsidiaries to non-controlling interest	(9)	(10)
Acquisition and other costs paid	21	39
Free cash flow	1,094	934

(4)	We use ARPU, churn and capital intensity to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2017 financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2017 annualized common share dividend and common share dividend payout policy, our network deployment plans and related capital investments, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in

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or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 3, 2017 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 3, 2017. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2017 financial results, as well as our objectives, strategic priorities and business outlook for 2017, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Gradual improvement in economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 2.8% in 2017, a slight increase from the earlier estimate of 2.6%
  Modest employment growth, as the overall level of business investment is expected to remain soft
  Canadian dollar expected to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.
  A higher level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  Soft media advertising market expected, due to variable demand, and escalating costs to secure TV programming

Assumptions Concerning our Bell Wireless Segment

  Maintain our market share of incumbent wireless postpaid net additions
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates from 2016 pricing changes

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  Completion of the LTE network buildout to 99% of the Canadian population and expansion of the LTE-A network coverage to approximately 87% of the Canadian population, including Manitoba
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Positive full-year adjusted EBITDA growth
  Continued growth in residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers
  Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  TV unbundling will not materially accelerate the downsizing of TV packages by customers
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers, reduction of traffic that is not on our network and operating synergies from the integration of MTS
  Softer wholesale financial performance due to a CRTC decision in October 2016 that significantly lowered capacity-based billing rates for aggregated wholesale high-speed Internet access services
  No other changes in regulations affecting our wireline business having material financial, operational or competitive consequences

Assumptions Concerning our Bell Media Segment

  Higher year-over-year revenue, reflecting further CraveTV subscriber growth, The Movie Network’s national expansion that began in March 2016, and growth in outdoor advertising supported by acquisitions and new contract wins
  Operating cost growth driven by higher TV programming and sports broadcast rights costs, as well as continued investment in CraveTV content
  Continued scaling of CraveTV
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Increased revenue generation from monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

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Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2017:

  total post-employment benefit plans cost to be approximately $320 million to $340 million, based on an estimated accounting discount rate of 4.0%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $250 million to $260 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $70 million to $80 million depreciation and amortization expense of approximately $3,850 million to $3,900 million net interest expense of approximately $950 million to $975 million tax adjustments (per share) of approximately $0.01
  an effective tax rate of approximately 27%
  non-controlling interest (NCI) of approximately $50 million total pension plan cash funding of approximately $400 million to $450 million cash taxes of approximately $650 million to $700 million
  net interest payments of approximately $950 million to $975 million other free cash flow items, which include working capital changes, severance and other costs paid, preferred share dividends and NCI paid, of approximately ($25) million to ($150) million average BCE common shares outstanding of approximately 895 million an annual common share dividend of $2.87 per share

The foregoing assumptions, although considered reasonable by BCE on August 3, 2017, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2017 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2017 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content

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  adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, IT systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information-based customer service strategies the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards security and data leakage exposure if security control protocols applicable to our cloud- based solutions are bypassed unfavourable resolution of legal proceedings and, in particular, class actions

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  unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2016 Annual MD&A dated March 2, 2017 (included in the BCE 2016 Annual Report) and BCE’s 2017 First and Second Quarter MD&As dated April 25, 2017 and August 2, 2017, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

Canada’s largest communications company, BCE provides the broadest range of broadband wireless, TV, Internet and business communication services to consumer and business customers throughout the country. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
514-870-4739
jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

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